JPMorgan Trust I -- JPMorgan Strategic Income Income Opportunities Fund -- Effective July 1, 2009, the Fund revised its strategies to specifically identify certain types of previously permissible instruments and strategies as principal investment strategies in its prospectuses including municipal securities, exchange traded funds (i.e., registered investment companies that seek to track the performance of a particular market index or security), inflation linked debt securities (including fixed and floating rate debt securities of varying maturities issued by the U.S. government, its agencies and instrumentalities, such as Treasury Inflation Protected Securities (TIPS), or issued by other entities such as corporations, foreign governments and foreign issuers), when issued securities, and zero coupon securities.

JPMorgan Trust I -- JPMorgan Total Return Fund -- Effective May 28, 2009, the JPMorgan Total Return Fund changed its methodology by which it calculated its investments in both investment grade and high yield securities.  Prior to May 28, 2009, the prospectus provided that, under normal circumstances, the Fund invests at least 65% of its total assets in investment grade securities.  On May 28, 2009, the reference to "total assets" was changed to "net assets."